November 23, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attention:    Babette Cooper, Staff Accountant or
        Wilson Lee, Staff Accountant

Re:    Sila Realty Trust, Inc.
Form 8-K/A filed July 23, 2021
Form 10-K filed March 24, 2021
File No. 000-55435

Ladies and Gentlemen:

Sila Realty Trust, Inc. (the "Company"), is responding to the comment received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated November 16, 2021, with respect to the Form 8-K-A filed July 23, 2021 (“Form 8-K/A”) and Form 10-K filed March 24, 2021 (“Form 10-K”).
For your convenience, the Staff’s comment is repeated below, along with the Company’s response to the comment set forth immediately following the comment.
Comment 1

Form 8-K/A Filed on July 23, 2021

Item 8.01 Other Events

1.    We note your disclosure that your estimated value per share is $9.95 as of May 31, 2021. Please revise disclosures in future filings to include the key assumptions used in the primary valuation method, including either a range or the weighted average for each key assumption.

Securities and Exchange Commission
November 23, 2021

Response

    The Company notes the Staff’s comment. In future filings, the Company will enhance its disclosures regarding key assumptions used in the primary valuation method, including either a range or the weighted average for each key assumption.

*    *    *
In connection with responding to the Staff's comments, the Company acknowledges the following:
•The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions concerning the above.

Very truly yours,

SILA REALTY TRUST, INC.

/s/ Kay C. Neely
Kay C. Neely
Chief Financial Officer

cc:    Robert J. Grammig, Esq.
    Holland & Knight LLP